UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001--52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) informs its shareholders and the market in general that COSAN S.A. (B3: CSAN3) (“Cosan” or “Company”), company controlled by CZZ, in compliance with Article 157, Paragraph 4, of Brazilian Law no. 6,404 of December 15, 1976, as amended, and with the Instruction no. 358 issued by the Securities and Exchange Commission of Brazil (“CVM”) on January 3, 2002, as amended, hereby announces to its shareholders and the market that, on this date, the Company’s Board of Directors approved the hiring of financial advisors and the filing of a call notice draft at B3 S.A. – Brasil, Bolsa e Balcão (“B3”) for a voluntary tender offer of class-A preferred shares issued by its subsidiary Companhia de Gás de São Paulo – Comgás (B3: CGAS5) (“Comgás”) at a price of eighty two reais (R$82.00) per share. The Company hired Banco BTG Pactual S.A. (which may be represented by any corporation of its economic conglomerate) as the intermediary institution, in compliance with the Instruction no. 361 issued by the CVM on March 5, 2002, as amended (“CVM Instruction 361” and “Planned Voluntary Tender Offer”), and Citigroup Global Markets Assessoria Ltda. to prepare the appraisal report on Comgás, as defined below, in accordance with Article 8 and Appendix III of CVM Instruction 361.

The object of the Planned Voluntary Tender Offer will be the acquisition of up to all outstanding class-A preferred shares issued by Comgás and traded on B3, currently amounting to twenty-three million, five hundred sixty-six thousand, ninety-six (23,566,096) class-A preferred shares (position on January 18, 2019), accounting for 17.850% of the total capital stock of Comgás, on the condition that two thirds (2/3) of all shareholders of outstanding shares adhere to it (“Planned Tendered Shares”). In compliance with the regulations in force, the Planned Voluntary Tender Offer will not be registered at the CVM and will not require cancellation of Comgás’s registration as issuer of Category A securities, in accordance with CVM Instruction 480 of December 7, 2009, as amended.

The Company also signed, on this date, a private agreement with shareholders of nine million, eight hundred forty-seven thousand, two hundred thirty-six (9,847,236) class-A preferred shares issued by Comgás, under which Cosan undertakes to acquire, and the shareholders undertake to sell, all said class-A preferred shares under the Planned Voluntary Tender Offer. The class-A preferred shares subject to this private agreement account for approximately 41.786% of the Company’s outstanding class-A preferred shares.

In accordance with CVM Instruction 361, Cosan hereby declares that it holds, together with its related persons, four million, nine hundred eighty-four thousand, one hundred seventy-five (4,984,175) class-A preferred shares and one hundred million, seven hundred eighty-nine thousand, one hundred forty-eight (100,789,148) common shares issued by Comgás.

The Board of Executive Officers is working to implement this operation and will keep the shareholders and the market informed.

This material fact is solely informative and does not represent a tender offer of securities.

São Paulo, January 18, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer